M2 Law
Professional Corporation

November 8, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Goldie Walker

Re:  BMR Solutions, Inc.
Registration Statement on Form SB-2
Filed September 19, 2006
File No. 333-137416

Dear Ms. Walker:

On behalf of BMR Solutions, Inc., a Nevada corporation, (“Company”) please find enclosed a marked copy of  Amendment No. 1 (“Amendment No. 1”) to the company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on November 8, 2006.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated September 25, 2006, and to key those responses to the revisions and additions specified in Amendment No. 1.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Comments

1.
a.
The Company has revised its disclosure to specify that there are no relationships, arrangements or understandings among the selling shareholders with respect to acquiring, holding or disposing of the securities of the Company even though some of the selling shareholders have been shareholders or control persons of other registrants, which may have been engaged in reverse acquisitions.

b.
The Company has revised its disclosure to specify that it believes that it is not a blank check company within the meaning of Rule 419 of Regulation C despite the reverse acquisitions discussed in your comment letter.

Securities and Exchange Commission
Ms. Goldie Walker
November 8, 2006

Hopefully, this response letter adequately addresses the issues raised in your comment letter dated September 25, 2006. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (949) 706-1470. Thank you.

Sincerely,

M2 Law Professional Corporation

/s/ Michael J. Muellerleile
Michael J. Muellerleile